UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-50343
CUSIP NUMBER: 45890M109

Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2004

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

INTEGRATED ALARM SERVICES GROUP, INC.
Full Name of Registrant

N/A
Former Name if Applicable

One Capital Center
99 Pine Street , 3rd Floor
Address of Principal Executive Office (Street and Number)

Albany, NY 12207 USA
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Company was unable to file its Form 10-Q for the quarterly period ended June 30, 2006 within the prescribed period because it had not yet finalized the accounting related to the net assets of a business transferred. The Company filed its Form 10-Q for the quarterly period ended June 30, 2006 on August 10, 2006. Item 4 of that Form 10-Q discusses a material weakness in the Company’s internal control over financial reporting as of June 30, 2006.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Michael T. Moscinski
Name

518-426-1515 x314
(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [] No

(3)
 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

INTEGRATED ALARM SERVICES GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006            By: /s/ Charles T. May
Name:  Charles T. May
Title:  Chief Executive Officer